February 27, 2025

Umesh Singh
Chief Executive Officer
Givbux, Inc.
2751 W Coast Hwy, Suite 200
Newport Beach, CA 92663

       Re: Givbux, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G
           Filed February 6, 2025
           File No. 000-52142
           Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024
           File No. 000-52142
Dear Umesh Singh:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024
Item 4. Controls and Procedures, page 22

1. We reviewed your response to prior comment 16 and reissue our previous comment. Please revise to provide the disclosures required in Items 307 and 308 of
       Regulation S-K. In addition, please revise to include the certifications required by
       Items 601(b)(31) and (32) of Regulation S-K.
Amendment No. 4 to Registration Statement on Form 10-12G Filed February 6, 2025 Business, page 1

2. We note your amended disclosure in response to prior comment 1 and we reissue in part. Please address the following:
           Please revise throughout the registration statement to disclose the types of rewards
 February 27, 2025
Page 2

           that Users may allocate to charities, and the amount of rewards that Users must allocate to charities. Also clarify that Users must choose among the charities with which you have partnered, as opposed to "a[ny] charity of their choice." Please also revise to define "GivBux Rewards" and include how such rewards are calculated and how you calculate the cash value.
             With respect to your "7 levels" of commissions, please explain why the D3 level receives more compensation than the D1 and D2 levels.
3. We note your response to prior comment 4 and we reissue in part. Please revise to include Exhibit 4.28.
4. We note your amended disclosure in response to prior comment 2 and we reissue in part. Please elaborate on the processes that you have put in place in lieu of written agreements with Users, Retailers, and Charities. Additionally, please revise your risk factors to detail the risks associated with operating without written agreements from each of these parties.
5. Please clarify on page 6 whether Red Robin is one of your authorized retail merchants.
Risk Factors, page 11

6. We note your amended disclosure in response to prior comment 6 and we reissue it in part. Please revise to address the following:
           How you received increased subscription revenues without an increase in your number of associates from June 30, 2024 to September 30, 2024, as well as your statements for growth and expectations for "significant growth in the near future";
           The amount of revenue and cash inflows derived from your platform; Statements regarding the level of success in prior periods, including that you have
           "grown significantly in recent periods";
           The size and demographic of your current customer base;
           The current status of your product offering(s);
           The status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;
           References to business combinations, asset acquisitions, and a revolving credit facility; and
           We note that you deleted all references to "restaurants," including on page 5 where you discuss where rewards can be redeemed. Please clarify whether users can redeem their GivBux rewards at restaurants.
Risks regarding Notes Payable and Convertible Notes Payable, page 15

7. We note your response and amended disclosure in response to prior comment 7 and we reissue it in part. Please revise to provide general summaries of the terms of your outstanding loans and convertible debt. Please clarify whether the debt "due in theory"
       means that such amounts are past due and/or due on demand. Also, to the extent that you have written agreements underlying the various loans detailed in
Exhibit 10.2,
 February 27, 2025
Page 3

       please include them as exhibits. To the extent that you do not have written agreements, please revise to state as much and detail the associated risks.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 46

8. We note your response to prior comment 11. Please revise your disclosure to include your response and the value of the marketing services that you received. Results of Operations, page 48

9. We note your response to prior comment 12 and we reissue it in part. Please revise to disclose the source of revenues for each of the periods presented, including September
       30, 2023 and December 31, 2023 and 2022.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 56

10. We note your response to prior comment 13, that the Beneficial Ownership table is up to date; however we note your disclosure in the first sentence of this section on page
       56 and the disclosure in footnote 4 on page 57 that the table is as of June 30, 2024.
       Please revise to reflect a recent practicable date.
Item 7. Certain Relationships and Related Transactions, page 60

11. We note your amended disclosure in response to prior comment 7 and we reissue in part. Specifically, we note your statement that "[d]uring the year ended December 31,
       2023, the Company borrowed $157,828 from our related parties and repaid $148,552 to our related parties." Please identify such related parties.
General

12. Your interim financial statements starting on page F-18 are now for the period ended
       June 30, 2024, but your interim period disclosures in other parts of the filing are for the period ended September 30, 2024. Please revise your interim financial statements and interim period disclosures, as appropriate, for consistency.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services